Contact

www.linkedin.com/in/
justinbriansmith (LinkedIn)
contractorplus.app (Company)
contractorplusclub.com (Company)

Top Skills

Entrepreneur
Business Strategy
Internet Strategy

Languages

English (Native or Bilingual)

Certifications

Microeconomics I: Supply And Demand
Customer Discovery
Finance: Time Value of Money

Justin Smith

I help contractors systemize and profitably SCALE their business!

Columbus, Ohio Metropolitan Area

Summary

I'm a serial entrepreneur, web developer, marketer, advisor, the guy who does whatever it takes.

I work with over 20,000 contractors, helping them streamline their operations, look more professional, and make a lot more money.

Experience

Contractor+

CEO
February 2020 - Present (3 years 2 months)
Orlando, Florida Area

Mobile field service management solution helping home remodeling & handyman contractors work more efficiently, look more professional to their clients, win more jobs and generate more revenue.

SpryOX

COO
April 2015 - March 2020 (5 years)
Mumbai, Maharashtra, India

Full-service IT servicing and web development firm serving clients in UAE, Asia, UK, Australia and USA.

Reid Organization, Inc.

VP Operations
January 2006 - August 2012 (6 years 8 months)
Orlando, Florida Area

Real estate, property management and property maintenance. Over 750 units under management.

Action Fanatics Inc

Director Of Ecommerce
June 2004 - March 2005 (10 months)

Design, Development, Ecommerce Strategy, Marketing

Education

Full Sail University

Master of Science - MS, Entertainment Business · (2005 - 2008)